Exhibit 99.2

Certain information in this document, marked by brackets, has been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or
Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or includes information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

SUNDIAL GROWERS INC.

– and –

NGBA-BC HOLDINGS LTD.

– and –

[***]

SHARE PURCHASE AGREEMENT

December 29, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation	5
1.3	Entire Agreement	6
1.4	Severability	6
1.5	Amendments, Waivers, Investigations	6
1.6	Governing Law	6
1.7	Paramountcy	6

ARTICLE 2 PURCHASE AND SALE		7

2.1	Agreement to Purchase and Sell	7
2.2	Purchase Price	7
2.3	Location and Time of the Closing	7

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		7

3.1	By the Shareholder	7
3.2	By the Shareholder regarding the Corporation	8
3.3	Representations of the Purchaser	13
3.4	Survival of Representations, Warranties and Covenants	14

ARTICLE 4 CONDITIONS		15

4.1	Conditions for the Benefit of the Purchaser	15
4.2	Conditions for the Benefit of the Shareholder	16
4.3	Notice of Breach	16

ARTICLE 5 POST-CLOSING COVENANTS		17

5.1	Post-Closing Covenants	17

ARTICLE 6 INDEMNIFICATION		17

6.1	Indemnification by the Shareholder	17
6.2	Indemnification by the Shareholder for Contracts	18
6.3	Indemnification by the Purchaser	18
6.4	Notice of Claim	18
6.5	Direct Claims	19
6.6	Third Party Claims	19
6.7	Subrogation	20
6.8	Limitation of Liability	21

ARTICLE 7 GENERAL MATTERS		21

7.1	Public Statements	21
7.2	Confidentiality	21
7.3	Non-Circumvention	22
7.4	Expenses	22
7.5	Notices	23
7.6	Time of Essence	24
7.7	Further Assurances	24
7.8	Counterparts and Electronic Signatures	24
7.9	Enurement	24
7.10	Assignment	24

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 29th day of December, 2020.

AMONG:

SUNDIAL GROWERS INC., a corporation incorporated under the laws of the Province of Alberta (the “Purchaser”)

- and-

NGBA-BC HOLDINGS LTD., a corporation incorporated under the laws of the Province of British Columbia (the “Corporation”)

- and-

[***], a corporation incorporated under the laws of the Province of British Columbia (the “Shareholder”)

(each a “Party” and collectively, the “Parties”)

RECITALS:

A.	The Shareholder is the legal and beneficial owner of 100 Common Shares of the Corporation, representing all of the issued and outstanding shares of the Corporation (the “Purchased Shares”); and

B.	the Purchaser wishes to purchase and the Shareholder wishes to sell to the Purchaser the Purchased Shares, subject to the terms and conditions set forth herein.

NOW THEREFORE the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“265 Share Purchase Agreement” means the share purchase agreement dated December 29, 2020 between Sundial Growers Inc., 2657408 Ontario Inc., [***], [***], [***], [***] And [***];

(b)	“Affiliate” has the meaning set forth in National Instrument 45-106 Prospectus and Registration Exemptions;

(c)

“Agreement” means this agreement, and all appendices attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to Articles and sections are to Articles and sections in this Agreement;

(d)

“Applicable Laws” means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, regulations, rules, by-laws, ordinances, protocols, practices, regulatory policies, codes, guidelines, official directives, orders, rulings, judgments and decrees of any Governmental Authority, and all conditions, restrictions or requirements imposed by the terms of, or applicably by reason of, any permits, approvals, review processes of any Governmental Authority or any filings with respect to any work under any Contract including, without limitation, any applicable building permits;

(e)

“Approvals” means approvals, certificates, authorizations, Consents, filings, permits, grants, licences, notifications, privileges, registrations, rights, orders, judgments, rulings, directives, ordinances, decrees, registrations and filings;

(f)	“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Alberta or the Province of Ontario;

(g)

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind;

(h)	“Closing” means the completion of the purchase and sale of the Purchased Shares pursuant to this Agreement at the Closing Time;

(i)	“Closing Date” has the meaning ascribed to such term in the 265 Share Purchase Agreement;

(j)	“Closing Time” has the meaning ascribed to such term in the 265 Share Purchase Agreement;

(k)	“Common Shares” means common shares in the capital of Corporation;

(l)	“Confidential Information” has the meaning ascribed to it in Section 7.2;

(m)	“Consents” means, collectively, all of the consents, permissions or approvals of:

(i)	any Governmental Authority;

(ii)	any Person pursuant to or in connection with any Contract, required in connection with the transactions contemplated by this Agreement;

(n)	“Contracts” means any contract, agreement, commitment, lease or other binding instrument, whether written or oral;

(o)

“Corporation’s Knowledge” means the actual knowledge of the officers and directors of the Corporation together with the knowledge which they would have had if they made inquiries and investigations into the relevant matter that a reasonably prudent individual would have made in similar circumstances;

(p)	“Direct Claim” means a Claim which originates pursuant to this Agreement and does not involve a Third Party Claim;

(q)

“Encumbrance” means any security interest, lien, charge, pledge, encumbrance, mortgage, hypothec, adverse claim or title retention agreement, preferential right, trust arrangement, contractual right of set-off or other security agreement or arrangement of any nature or kind whatsoever;

(r)	“Governmental Authority” means any:

(i)	federal, provincial, state, regional, municipal, local or other government, domestic or foreign;

(ii)	governmental or quasi-governmental authority of any nature including any agency, branch, department, commission, board, court or tribunal;

(iii)	body exercising any administrative, executive, judicial, legislative, police, regulatory, expropriation or taxing authority, domestic or foreign; or

(iv)	self-regulatory organization or stock exchange having jurisdiction in the relevant circumstances;

(s)	“Indemnified Party” means a Person whom the Shareholder or the Purchaser, as the case may be, is required to indemnify under Article 6;

(t)	“Indemnifying Party” means, in relation to an Indemnified Party, a Party to this Agreement that is required to indemnify such Indemnified Party under Article 6;

(u)	“Loan Agreements” has the meaning ascribed to such term in the 265 Share Purchase Agreement;

(v)

“Loss” means any loss, injury, liability, damage, cost, expense (including reasonable legal and consulting fees and disbursements), or deficiency of any kind or nature, suffered or incurred by an Indemnified Party, in connection with any Claim made by it hereunder, including in respect of any proceeding, assessment, judgment, settlement or compromise relating thereto;

(w)	“Material Adverse Change” means any event or change that:

(i)	is, or is reasonably likely to be, materially adverse to a Person, its financial condition or its results of operations, or

(ii)	prevents, or would reasonably be likely to prevent, consummation of the transaction of purchase and sale provided for hereunder;

(x)	“Monitoring Agreement” means the Monitoring Agreement listed in Appendix A hereto;

(y)	“Notice of Claim” has the meaning ascribed to it in Section 7.4;

(z)	“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party;

(aa)

“Person” means any individual, sole proprietorship, partnership, limited partnership, joint venture, syndicate, body corporate with or without share capital, unincorporated association or trust and, where the context requires, any of the foregoing when acting as trustee, executor, administrator or other legal representative;

(bb)	“Purchase Price” has the meaning ascribed to it in Section 2.2;

(cc)	“Purchased Shares” has the meaning ascribed to it in the preamble to this Agreement;

(dd)

“Subsidiary” means, with respect to any Person, a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary and, for purposes of this definition, a Person controls a second Person if:

(i)

the Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the Person to elect a majority of the directors of the second Person, unless the Person beneficially owns or exercises control or direction over voting securities only to secure an obligation;

(ii)	the second Person is a partnership, the Person beneficially owns or exercises control or direction over more than fifty percent (50%) of the interests in the partnership; or

(iii)	the second Person is a limited partnership, the Person is the general partner of the limited partnership or the control Person of the general partner;

(ee)

“Tax” and “Taxes” means all taxes, assessments, reassessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits), windfall profits taxes, gross receipts taxes, withholding or similar taxes, branch taxes, net worth taxes, surtaxes, production taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services tax, harmonized sales tax, capital taxes, stamp taxes, premium taxes, property taxes, land transfer taxes, mining taxes, environmental taxes, franchise taxes, licence taxes, health taxes, payroll taxes, employment taxes, severance taxes, social security premiums, employment insurance or compensation premiums, Canada or Quebec Pension Plan premiums, workers’ compensation premiums, mandatory pension and other social fund taxes or premiums, alternative or add-on minimum taxes, custom duties or other governmental taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind whatsoever imposed by any Governmental Authority in respect of the relevant entity, together with any interest, penalties or additions thereto and any interest in respect of such penalties or additions;

(ff)	“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

(gg)

“Tax Returns” means all returns, reports, declarations, elections, information statements and forms, including any schedules thereto, required by any Governmental Authority to be made, prepared or filed in respect of Taxes by the relevant entity;

(hh)	“Third Party” means a Person that is not a Party;

(ii)	“Third Party Claim” means a Claim by an Indemnified Party which originates by reason of a Person (other than such Indemnified Party) making a claim against the Indemnified Party; and

(jj)	“Zenabis” means Zenabis Investments Ltd, as the borrower and Zenabis Global Inc. as the guarantor under the Loan Agreements.

1.2	Interpretation

In this Agreement:

(a)	Headings and Table of Contents. The inclusion of headings and a table of contents is for convenience of reference only and shall not affect the construction or interpretation hereof.

(b)	Gender and Number. Except where the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

(c)	Including. Where the word “including” or “includes” is used, it means including or includes “without limitation”.

(d)

Material. Where the term “material” or “materially” is used, it shall be construed, measured or assessed on the basis of whether the matter would materially affect a Party or would prevent or significantly impede the purchase or sale of the Purchased Shares or the completion of the other transactions contemplated by this Agreement.

(e)

No Strict Construction. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party proposing any such language.

(f)

Statutory References. A reference to a statute includes all rules and regulations made pursuant to such statute and, unless expressly provided otherwise, the provisions of any statute, rule or regulation which amends, supplements or supersedes any such statute, rule or regulation.

(g)	Currency. Except where expressly provided otherwise herein, all amounts are stated and shall be paid in Canadian dollars.

(h)

Time Periods. Except where expressly provided otherwise herein, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the following Business Day if the last day of the period is not a Business Day.

1.3	Entire Agreement

This Agreement and the other written agreements entered into on the Closing Date in connection herewith constitute the entire agreement between the Parties pertaining to the transactions contemplated by this Agreement. There are no representations, warranties, covenants, agreements, conditions, indemnities or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the transactions contemplated by this Agreement or the other written agreements entered into on the Closing Date in connection herewith, except as expressly contained in this Agreement and the other written agreements entered into on the Closing Date in connection herewith and this Agreement supersedes any and all prior and/or contemporaneous agreements and understandings, both written and oral, among the parties with respect to such subject matter.

1.4	Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Laws, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as near as possible to that of the invalid or unenforceable provision which it replaces.

1.5	Amendments, Waivers, Investigations

Except as expressly provided otherwise herein, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless expressly provided otherwise herein. No investigation or waiver made by or on behalf of any Party shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party pursuant to this Agreement.

1.6	Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). The parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.7	Paramountcy

In the event of a conflict between the provisions of this Agreement and the provisions of any document provided pursuant to this Agreement, then, unless such document or written acknowledgement from the Parties states that such document shall prevail in the event of such conflict, notwithstanding anything else contained in such document, the provisions of this Agreement will prevail and the provisions of such document will be deemed to be amended to the extent necessary to eliminate such conflict.

ARTICLE 2

PURCHASE AND SALE

2.1	Agreement to Purchase and Sell

Subject to the terms and conditions of this Agreement, the Purchaser shall purchase and the Shareholder shall sell the Purchased Shares for the Purchase Price at the Closing Time.

2.2	Purchase Price

The purchase price for the Purchased Shares shall be $1.00 per share, for an aggregate purchase price of $100.00 (the “Purchase Price”).

2.3	Location and Time of the Closing

The Closing shall take place at the Closing Time electronically and using an Escrow Agreement in the form appended as Appendix C, and any and all deliverables at closing under this Agreement will be made by facsimile, email or other electronic means, save that the original of the endorsed share certificate representing the Purchased Shares shall be delivered as directed by the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	By the Shareholder

The Shareholder acknowledges and confirms that each of the following representations and warranties as they relate to the Shareholder are made as of the date of execution of this Agreement and at the Closing Time. The Shareholder acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares.

(a)	Validity. The Shareholder has full power and authority to execute and deliver this Agreement and the other documents to be delivered hereunder and to perform the terms and conditions hereof.

(b)

Enforceability against the Shareholder. This Agreement is a legal, valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and to general principles of equity.

(c)

Right to Sell Purchased Shares. The Shareholder is the sole legal owner of all of the Purchased Shares registered in the name of the Shareholder and the sole beneficial owner of such Purchased Shares, with good and marketable title thereto, free and clear of all Encumbrances. No third party has any right or option in respect of the Purchased Shares that could affect the ability of the Shareholder to transfer good and marketable title to the Purchased Shares to the Purchaser free and clear of all Encumbrances. The Shareholder is not a party to any shareholder agreement, voting trust agreement or any other agreement or instrument which in any way limits or restricts the transfer to the Purchaser any of the Purchased

Shares, except for share transfer restrictions contained in the articles of the Corporation. At or prior to the Closing Time, all such restrictions will have been complied with or terminated by the director resolution approving the transfer.

(d)

Non-Contravention. The execution, delivery and performance of this Agreement and the performance of the obligations under this Agreement by the Shareholder, and the completion by the Shareholder of the transactions contemplated by this Agreement, do not and will not:

(i)	contravene any provision of the constating documents of the Shareholder;

(ii)

result in a violation or breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any provision of any contract, agreement, lease, licence, concession, franchise or permit to which the Shareholder is a party or by which the Shareholder is bound or subject or of which the Shareholder is a beneficiary;

(iii)	contravene the Loan Agreements; or

(iv)	contravene any Applicable Law;

(e)

Approvals. No authorization, Approval of, or filing with or notice to, any Governmental Authority, court or other Person is required in connection with the execution, delivery or performance of this Agreement by the Shareholder for the purchase of any of the Purchased Shares.

(f)	Residency. The Shareholder is not a non-resident of Canada for the purpose of the Income Tax Act (Canada).

(g)

Brokers’ Fees. The Shareholder has no liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

3.2	By the Shareholder regarding the Corporation

The Shareholder acknowledges and confirms that each of the following representations and warranties as they relate to the Corporation are made as of the date of execution of this Agreement and as of the Closing Time. The Shareholder acknowledges that the Purchaser is relying upon the following representations and warranties in connection with the purchase and sale of the Purchased Shares.

(a)

Incorporation and Existence. The Corporation is incorporated, organized and is validly existing under the laws of its incorporation, and is registered, licensed or qualified to carry on business in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary.

(b)	Corporate Power. The Corporation has the corporate power and capacity to carry on its business as it is currently conducted, to own or lease its property and assets.

(c)	Capitalization.

(i)

The Corporation is authorized to issue an unlimited number of Common Shares, of which there are 100 Common Shares outstanding as at the date hereof, all of which are legally and beneficially owned and controlled by the Shareholder.

(ii)	all of the shares of the Corporation have been validly issued and are outstanding as fully paid and non-assessable shares;

(iii)

there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights, pre-emptive rights or other rights, agreements or commitments of a similar nature to which the Corporation is bound relating to the outstanding or unissued share capital of the Corporation or obligating the Corporation to issue any shares of, or other equity interest in, the Corporation or securities or obligations of any kind convertible into or exchangeable for any shares of the Corporation, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Corporation;

(iv)

there are no outstanding bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of shares may vote; and

(v)

there are no outstanding contractual obligations of the Corporation to repurchase, redeem or otherwise acquire any outstanding shares of the Corporation or any agreements or other arrangements regarding the voting or disposition of any outstanding shares of the Corporation. The Corporation has no Subsidiaries, nor is the Corporation a party to any joint venture, partnership or similar business arrangement with any other Person.

(d)

Non-Contravention. The execution, delivery and performance of this Agreement and the performance of the obligations under this Agreement by the Corporation, and the completion by the Corporation of the transactions contemplated by this Agreement, do not and will not:

(i)	contravene any provision of the constating documents of the Corporation;

(ii)

result in a violation or breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any provision of any contract, agreement, lease, licence, concession, franchise or permit to which the Corporation is a party or by which the Corporation is bound or subject or of which the Corporation is a beneficiary;

(iii)

give rise to any right of termination or acceleration of indebtedness by any Person, or cause any third party indebtedness owing by the Corporation to become due and payable before its stated maturity or cause any available credit to cease to be available;

(iv)

result in the imposition of, give rise to or trigger any claim upon any of the assets of the Corporation, or restrict, hinder, impair or limit the ability of the Corporation to carry on the Corporation’s business;

(v)	contravene the Loan Agreements;

(vi)	create any Encumbrance upon any of the assets of the Corporation; or

(vii)	contravene any Applicable Law.

(e)

Approvals. No authorization, Approval of, or filing with or notice to, any Governmental Authority, court or other Person is required in connection with the execution, delivery or performance of this Agreement by the Corporation for the purchase of any of the Purchased Shares.

(f)	Indebtedness. The Corporation does not have any outstanding bonds, debentures, notes, mortgages, direct, indirect or contingent liabilities or long term liabilities or any other indebtedness.

(g)

Liabilities and Guarantees. Since its incorporation, the Corporation has no outstanding liabilities (whether absolute, contingent, accrued or otherwise), and is not a party to or bound by any agreement of guarantee, support, indemnification or assumption, comfort letter, or other agreement or commitment of a similar nature with respect to the obligations, liabilities (whether absolute, contingent, accrued or otherwise) or indebtedness of any Person, other than such obligations which will be repaid in full upon closing of the share purchase pursuant to the 265 Share Purchase Agreement.

(h)

Contracts. Correct and complete copies of all Contracts entered into by the Corporation, together with all amendments thereto have been provided to the Purchaser and are listed in Appendix B hereto. Other than the Contracts set forth in Appendix A and B hereto, the Corporation has not entered into any other Contracts since the date of its incorporation, other than such Contracts which will be terminated in full upon closing of the share purchase pursuant to the 265 Share Purchase Agreement.

(i)	Monitoring Agreement.

(i)	The Monitoring Agreement is a valid and binding obligation of each party thereto that is enforceable against such parties in accordance with their respective terms.

(ii)	The Corporation has done no act to release Zenabis or the Guarantors (as that term is defined in Appendix A) from any covenants pursuant to the Monitoring Agreement.

(iii)	$100,000, plus applicable taxes, is the total amount payable to the Corporation pursuant to the Monitoring Agreement to December 31, 2020.

(j)	No Breach of Monitoring Agreement. There has been no material violation or breach of or default of the Monitoring Agreement.

(k)	Assets. Other than the Loan Agreements and the Corporation’s Contracts, the Corporation does not have any assets, nor has it had any other assets since the date of its incorporation.

(l)	Taxes.

(i)

The Corporation has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Authority and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	The Corporation has:

(A)	duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith;

(B)

duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Laws to be remitted by it; and

(C)

duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Laws to be remitted by it.

(iii)

There are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the Corporation’ Knowledge, threatened against the Corporation that propose to assess material Taxes in addition to those reported in any Tax Returns filed with the appropriate Governmental Authority. There are no liens, upon any of the assets or properties of the Corporation, for taxes that have not been paid by the Corporation.

(iv)

No claim has ever been made by or is expected from any Governmental Authority against the Corporation in a jurisdiction in which the Corporation does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.

(v)

Since incorporation, the only activity carried on by the Corporation was acting as agent and nominee for the participating lenders and the Corporation has had no income for purposes of the Tax Act and has not otherwise had any other activity or held any other property.

(m)

No Default. The Corporation is not in violation or material breach of, or material default under, and there exists no event, condition or occurrence which, with notice or passage of time or both, would constitute a material default under, or give rise to any termination rights under, any provision of Contract, lease, licence or permit to which the Corporation is a party or by which it is bound or is subject or of which it is a beneficiary.

(n)	Compliance with Laws.

(i)	The Corporation is in compliance with all Applicable Laws in all material respects; and

(ii)

the Corporation is in compliance with all internal policies or codes of conduct in all respects and no breaches of such policies or codes of conduct have been reported to, nor have any waivers of compliance with such policies or codes of conduct been granted by the Corporation.

(o)	Non-Arm’s Length Transactions.

With regard to the Corporation:

(i)

the Corporation has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee or shareholder of the Corporation, nor to any Person not dealing at arm’s length (within the meaning of the Tax Act) with the Corporation, or any of its Affiliates other than participating lenders; and

(ii)

except for contracts of employment, contractor agreements, the Corporation is not a party to any contract, lending arrangement, pledge of security or other agreement or commercial arrangement with any shareholder, Affiliate or non-arm’s length party other than participating lenders.

(p)	Litigation and Other Proceedings. With regard to the Corporation:

(i)

there are no proceedings against or involving the Corporation (whether in progress or threatened); no event has occurred which could reasonably be expected to give rise to any proceedings; no Person has made any written or verbal threat to the Corporation to commence or revive any proceeding; and there is no order, decree, injunction, rule, award or order of any court, government department, commission, agency, arbitrator or similar body outstanding against the Corporation; and

(ii)	the Corporation has not received any opinion or memorandum or legal advice from legal counsel retained by it to the effect that the Corporation is exposed, from a legal standpoint, to any liability.

(q)

Corporate Records. With regard to the Corporation: (i) the corporate records and minute books of the Corporation are complete and accurate in all material respects, and contain copies of minutes of all meetings of directors and committees thereof and shareholders or holders of other ownership interests held since their respective dates of incorporation or formation, and all such meetings were duly called and held; and (ii) the share certificate books, registers of shareholders or holders of other ownership interests, registers of transfers and registers of directors of the Corporation are complete and accurate in all material respects.

(r)	Zenabis.

(i)	Other than as disclosed in the 265 Share Purchase Agreement, neither Zenabis nor any of the Guarantors are in violation or breach of or in default of any of the Loan Agreements;

(ii)

to the Corporation’s Knowledge, other than as disclosed in the 265 Share Purchase Agreement, neither Zenabis nor any of the Guarantors are in violation or breach of or in default of its BMO Credit Facility; and

(iii)	to the Corporation’s Knowledge, there is no material undisclosed information in respect of Zenabis or any of the Guarantors.

(s)

Brokers’ Fees. The Corporation has no liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

(t)

Material Facts. This Agreement does not contain any untrue statement of a material fact or omit to state a material fact that would cause the statements contained therein or herein to be misleading in light of the circumstances under which they were made.

3.3	Representations of the Purchaser

The Purchaser acknowledges and confirms that each of the following representations and warranties as they relate to the Purchaser are made as of the date of execution of this Agreement and as of the Closing Time. The Purchaser acknowledges that the Shareholder is relying upon the following representations and warranties in connection with the purchase and sale of the Purchased Shares:

(a)

Incorporation and Existence. The Purchaser is incorporated, organized and is validly existing under the laws of its incorporation, and is registered, licensed or qualified to carry on business in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary.

(b)

Enforceability against the Purchaser. This Agreement is a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and to general principles of equity.

(c)

Non-Contravention. The execution, delivery and performance of this Agreement and the performance of the obligations under this Agreement by the Purchaser, and the completion by the Purchaser of the transactions contemplated by this Agreement, do not and will not:

(i)	contravene any provision of the constating documents of the Purchaser;

(ii)

result in a violation or breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any provision of any contract, agreement, lease, licence, concession, franchise or permit to which the Purchaser is a party or by which the Purchaser is bound or subject or of which the Purchaser is a beneficiary;

(iii)

give rise to any right of termination or acceleration of indebtedness by any Person, or cause any third party indebtedness owing by the Purchaser to become due and payable before its stated maturity or cause any available credit to cease to be available;

(iv)

result in the imposition of, give rise to or trigger any claim upon any of the assets of the Purchaser, or restrict, hinder, impair or limit the ability of the Purchaser to carry on the business of the Corporation;

(v)	create any Encumbrance upon any of the assets of the Purchaser; or

(vi)	contravene any Applicable Law.

(d)

Approvals. No authorization, Approval of, or filing with or notice to, any Governmental Authority, court or other Person is required in connection with the execution, delivery or performance of this Agreement by the Purchaser for the purchase of any of the Purchased Shares.

(e)

Brokers’ Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

3.4	Survival of Representations, Warranties and Covenants

The representations and warranties, covenants (to the extent that they have not been fully preformed at or prior to the Closing Time) and agreements contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the Closing, and in particular:

(a)

the representations and warranties contained in Section 3.1(a) to (d) and Sections 3.2(a) to 3.2(e), 3.3(a) to (d) shall survive for the maximum amount of time under Applicable Laws, and a claim in respect of the breach thereof may be brought at any time after the Closing;

(b)

the representations and warranties contained in Section 3.2(l) in respect of any Taxes arising in or in respect of a period shall survive until the date which is 45 days after the relevant Governmental Authority is no longer entitled to assess or reassess liability for Taxes against the applicable Party for that period, having regard without limitation to any waivers given by the relevant Party in respect of such period, except to the extent that any intentional misrepresentation has been made or any fraud has been committed by the Purchaser or the Corporation in filing a Tax Return or in supplying information for the purposes of any Applicable Law imposing Tax on the Purchaser or the Corporation, as applicable; and

(c)	all other representations and warranties shall terminate at the expiration of 24 months following the Closing.

ARTICLE 4

CONDITIONS

4.1	Conditions for the Benefit of the Purchaser

(a)

The obligation of the Purchaser to complete the purchase of the Purchased Shares and the other transactions contemplated by this Agreement is subject to satisfaction, at or prior to the Closing Time, of each of the following conditions:

(i)

Delivery of Share Certificates. The Shareholder shall have delivered to the Purchaser the virtual minute book and all related documents representing the Purchased Shares duly endorsed in blank for transfer or accompanied by duly signed share transfer forms.

(ii)	Certificates of Status. The Shareholder shall have delivered to the Purchaser a certificate of status or its equivalent issued by the relevant Governmental Authority with respect to the Corporation.

(iii)	Deliveries. Certified copies of:

(A)	the constating documents and by-laws of the Corporation; and

(B)	the resolutions of the board of directors of the Corporation authorizing this Agreement and the transactions contemplated hereby,

shall have been delivered to the Purchaser.

(iv)

Representations and Warranties. The representations and warranties of the Shareholder made in or pursuant to this Agreement shall be true and correct at the Closing Time as if made at and as of the Closing Time; the covenants and agreements contained in this Agreement to be performed by the Shareholder at or prior to the Closing Time shall have been performed in all respects.

(v)	No Action to Restrain. No action or proceeding shall be pending or threatened by any Person to restrain or prohibit:

(A)	the purchase and sale of the Purchased Shares pursuant to this Agreement; or

(B)	the Purchaser from carrying on the business of the Corporation as is being carried on as at the date of this Agreement.

(vi)	Change in Law. No Applicable Laws shall have been enacted the effect of which will be to prevent the completion of the transactions contemplated by this Agreement.

(vii)	Monitoring Agreements. The Monitoring Agreements as listed in Appendix A shall not be further amended and are in full force and effect.

(b)	The conditions contained in this Section 4.1 are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser in writing at any time.

4.2	Conditions for the Benefit of the Shareholder

(a)

The obligation of the Shareholder to complete the sale of the Purchased Shares and the other transactions contemplated by this Agreement is subject to the fulfillment or performance, at or before the Closing Time, of each of the following conditions:

(i)	Payments. The Shareholder shall have received the Purchase Price payable pursuant to Section 2.1.

(ii)

Delivery of Resolutions. The resolutions of the directors of the Purchaser authorizing the entry into this Agreement shall have been delivered to the Shareholder, in form and substance satisfactory to the Shareholder, acting reasonably.

(iii)

Representations and Warranties. The representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct at the Closing Time as if made at and as of the Closing Time; the covenants and agreements contained in this Agreement to be performed by the Purchaser at or prior to the Closing Time shall have been performed.

(b)	The conditions contained in this Section 4.2 are for the exclusive benefit of the Shareholder and may be waived in whole or in part by the Shareholder in writing at any time.

4.3	Notice of Breach

Each of the Shareholder and the Purchaser, as applicable, shall give prompt detailed notice setting out the relevant particulars to the other parties of the occurrence, or failure to occur, at any time prior to the Closing Time of any event or state of facts where such occurrence or failure to occur would, or could reasonably be expected to:

(a)	cause any of its representations or warranties contained herein to be untrue or incorrect on the Closing Date;

(b)	result in its failure to comply with or satisfy any covenant or agreement contained herein prior to the Closing Date;

(c)	any Material Adverse Change in the business of the Corporation; or

(d)	result in the failure to satisfy any of the conditions in the other party’s favour contained in Section 4.1 or 4.2, as applicable.

Notwithstanding the foregoing provisions of this Section 4.3, the delivery of any notice pursuant to this Section 4.3 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the transactions contemplated herein.

ARTICLE 5

POST-CLOSING COVENANTS

5.1	Post-Closing Covenants

The Purchaser shall pay to the Shareholder the amounts payable with respect to the monitoring fees in accordance with section 5.1(d) of the 265 Share Purchase Agreement:

ARTICLE 6

INDEMNIFICATION

6.1	Indemnification by the Shareholder

Subject to Sections 6.8(b) and 6.8(d), the Shareholder shall indemnify and save the Purchaser harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)

any Loss of the Purchaser as a result of any breach of representation or warranty of the Shareholder contained in this Agreement with respect to the Corporation or in any certificate or document delivered pursuant to or contemplated by this Agreement;

(b)

any Loss of the Purchaser as a result of any breach or any non-fulfilment of any covenant or agreement on the part of the Shareholder contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement; and

(c)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing,

provided that if any such indemnification relates to the assignability of the Loan Documents then upon such payment being made such shall be considered as repayment to the Purchaser and the Purchase will return to the Shareholder the Shares and release any rights to the Loan Documents, or such percentage as is repaid pursuant to this clause, the intention being that the Purchaser does not have the right to payment under indemnification while retaining the purchase Shares and related rights.

6.2	Indemnification by the Shareholder for Contracts

The Shareholder shall indemnify and save the Purchaser harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)	any Loss of the Purchaser as a result of any obligation or liability of the Corporation arising from any Contract identified in Appendix B;

(b)	any Loss of the Purchaser as a result of any breach of representation or warranty of the Corporation contained in any Contract identified in Appendix B;

(c)

any Loss of the Purchaser as a result of any breach or any non-fulfilment of any covenant or agreement on the part of the Corporation contained any Contract identified in Appendix B or in any certificate or document delivered pursuant to or contemplated by such Contracts; and

(d)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

6.3	Indemnification by the Purchaser

The Purchaser shall indemnify and save the Shareholder harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)

any Loss of any Shareholder as a result of any breach of representation or warranty by the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement;

(b)

any Loss of any Shareholder as a result of any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement; and

(c)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

6.4	Notice of Claim

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Losses in respect of which a right of indemnification is provided for under this Article 6, the Indemnified Party shall promptly give written notice thereof (a “Notice of Claim”), which notice shall specify whether the potential Losses arise as a result of a Direct Claim or a Third Party Claim. Each Notice of Claim shall specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim, and any provisions of the Agreement, or of any Applicable Laws, relied upon; and

(b)	the amount of the Claim, or, if an amount is not determinable, an approximate and reasonable estimate of the potential Claim.

6.5	Direct Claims

Subject to Sections 6.8(b) and 6.8(d):

Following receipt of notice of a Direct Claim, the Indemnifying Party shall have ten (10) days to make such investigation of the Direct Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party and its representatives the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such ten (10) day period (or any extension thereof agreed upon by the Indemnified Party and the Indemnifying Party) as to the validity and amount of the Direct Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Direct Claim.

6.6	Third Party Claims

Subject to Sections 6.8(b) and 6.8(d):

(a)

With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of legal counsel, in which case legal counsel satisfactory to both the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party.

(b)

If the Indemnifying Party, having elected to assume control as contemplated in Section 6.6(a), thereafter fails to defend such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c)

In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to make a payment to any Third Party with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment.

(d)

Except in the circumstances contemplated by Sections 6.6(b), whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably delayed or withheld).

(e)

The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim.

(f)

The Parties shall use their commercially reasonable efforts to cooperate with each other with respect to Third Party Claims, shall keep each other advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a representative who will keep himself or herself informed about and be prepared to discuss the Third Party Claim with his or her counterpart and with legal counsel at all reasonable times.

(g)

Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not settle any Third Party Claim without the consent of the Indemnified Party unless the settlement includes a complete release of the Indemnified Party with respect to the claim.

(h)	Notwithstanding anything to the contrary herein, if the Indemnifying Party:

(i)	is not entitled to assume the investigation and defence of a Third Party Claim under this Agreement;

(ii)	does not elect to assume the investigation and defence of a Third Party Claim;

(iii)	assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence; or

(iv)

the Indemnified Party reasonably concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Party has the right (but not the obligation), to undertake the defence of the Third Party Claim.

(i)

In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Party reasonably concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Party may not assume the defence of the Third Party Claim unless the Indemnified Party gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 10 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal or Governmental Authority.

6.7	Subrogation

In the event that an Indemnifying Party shall be obligated to indemnify an Indemnified Party pursuant to the terms of this Agreement, the Indemnifying Party shall, upon fulfillment of its obligations with respect to indemnification (including payment in full of all amounts due pursuant to its indemnification obligations) be subrogated to all rights of the Indemnified Party with respect to the claims to which such indemnification relates.

6.8	Limitation of Liability

The Parties agree that, in all cases:

(a)

in no event shall a Party be liable for indirect or consequential, exemplary, punitive or special damages (including without limitation, loss of profits, loss of opportunity, loss of business, loss of reputation and loss of financing) relating to this Agreement or any other any agreement, instrument or document executed in connection with this Agreement even if such Party has been advised of the possibility of such damages in advance and whether such losses arise in, under or pursuant to contract, tort, common law, equity, statute or otherwise.

(b)	No Party shall be entitled to duplication of recovery by reason of the state of facts giving rise to Losses.

(c)

The maximum aggregate liability of a Party for indemnification pursuant to this Article 6 will not exceed the sum of the Purchase Price, except in the case of a breach of Section 5.1 in which case the shall maximum aggregate liability shall also include the amount to be paid pursuant to Section 5.1.

(d)	The limitations set forth in this Section 6.8 shall not apply with respect to:

(i)	Section 6.2;

(ii)	Losses which result from a breach by a Party of its obligations of confidentiality hereunder;

(iii)	Losses for Taxes that are payable by the Corporation but unpaid prior to the Closing Date; and

(iv)

any portion of Losses that resulted primarily and directly from the fraud or the wilful misconduct of a Party or its officers, directors, employees, agents, affiliates, representatives, successors or assigns.

ARTICLE 7

GENERAL MATTERS

7.1	Public Statements

No public announcement or statement concerning the execution and delivery of this Agreement and the transactions contemplated by this Agreement shall be made by a Party, its Affiliates or their respective directors, officers, employees or shareholders without the prior written consent of the other Party (in each such case such consent not to be unreasonably withheld or delayed) unless such disclosure is required by Applicable Law. If such disclosure is required by Applicable Law, each Party shall use commercially reasonable good faith efforts to enable the other Party to review and comment on such disclosure prior to the release thereof and, if such prior review and consultation is not possible, to give oral and written notice of such disclosure immediately following the making of such disclosure. Communication to Zenabis will be subject to mutual agreement as to timing and content.

7.2	Confidentiality

The Parties shall treat the terms of this Agreement and all information provided under or in connection with this Agreement (collectively, “Confidential Information”) as confidential and may not either disclose Confidential Information or use it other than for bona fide purposes connected with this Agreement or any other agreements or instruments in any way related to this Agreement without the prior written consent of the other parties to this Agreement, except for that consent is not required for disclosure to:

(a)

an Affiliate of a party to this Agreement, directors, officers, or employees of a party to this Agreement or an Affiliate to a party to this Agreement, as long as they in turn are required to treat the Confidential Information as confidential on terms substantially the same as those set out in this Section 7.2;

(b)

accountants, professional advisers and bankers and other lenders, whether current or prospective, as long as they are subject to statutory professional secrecy rules or similar legal concepts under Applicable Laws or, in turn, are required to treat the Confidential Information as confidential on terms substantially the same as those set out in this Section 7.2;

(c)

any Governmental Authority having jurisdiction over a party to this Agreement, to the extent legally required, and then only after, to the extent permitted by law, informing the other parties thereof and, to the extent possible, with sufficient notice in advance to permit the other parties to seek a protective order or other remedy;

(d)

any Person to the extent required by any Applicable Laws, judicial process or the rules and regulations of any recognized stock exchange and then only subject to prior consultation with the other Parties;

(e)

any intended assignee of the rights and interests of a party under this Agreement or to a Person intending to acquire an interest in a party to this Agreement as long as the intended assignee or acquirer in turn is required by that party to treat the Confidential Information as confidential in favour of the other parties on terms substantially the same as those set out in this Section 7.2; or

(f)	the extent that the Confidential Information is in or lawfully comes into the public domain other than by breach of this Section 7.2.

7.3	Non-Circumvention

The Shareholder nor any of its Affiliates may, without the Purchaser’s prior written consent for a period of two years from the Closing Date: (i) enter into any transaction similar to, in competition with, or which otherwise could have the effect of preventing the Purchaser from receiving the full benefit of the transactions set forth in this Agreement, including any debt or equity financing with Zenabis, its Affiliates or any third party seeking to advance any such funds, directly or indirectly, to Zenabis or its Affiliates; (ii) directly or indirectly, solicit, initiate, participate in or continue discussions or negotiations regarding any Contract with Zenabis or its Affiliates; or (iii) respond to or engage with any approach from any Person in connection with any matter which would prevent or significantly impede the purchase or sale of the Purchased Shares or the completion of the transactions contemplated by this Agreement.

7.4	Expenses

Each Party shall be responsible for the expenses (including fees and disbursements of its advisors and agents) incurred by it in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated by this Agreement.

7.5	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by sending same by facsimile, email, prepaid first-class mail or by delivery by hand addressed to the Party to which the notice is to be given at the applicable address noted below. Any such notice, consent, waiver, direction or other communication, if sent by facsimile or email, shall be deemed to have been given and received at the time of receipt (if a Business Day or, if not, the next succeeding Business Day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been received on the next succeeding Business Day; if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lock-out of otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof; or, if delivered by hand, shall be deemed to have been received on the day on which it is delivered (if a Business Day, if not, the next succeeding Business Day).

The address for each of the Parties shall be as follows:

(a)	To the Purchaser:

Sundial Growers Inc.

#200, 919 - 11th Avenue SW

Calgary, AB

T2R 1P3

Attention:	[***]
Email:	[***]

With a copy to (which shall not constitute notice hereunder):

McCarthy Tétrault LLP

66 Wellington Street West

Suite 5300

Toronto, Ontario, M5K 1E6

Attention:	[***]
Email:	[***]

(b)	To the Shareholder:

[***]

[***]

[***]

Attention:	[***]
Email:	[***]

With a copy to (which shall not constitute notice hereunder):

Dickinson Wright LLP

Commerce Court West

199 Bay Street, Suite 2200

Toronto, Ontario, M5L 1G4

Attention:	[***]
Email:	[***]

The failure to send or deliver to any Party’s counsel a copy of any notice, consent, waiver, direction or other communication given under this Section 7.5 shall not invalidate any such notice, consent, waiver, direction or other communication.

7.6	Time of Essence

Time is of the essence of this Agreement.

7.7	Further Assurances

The Parties shall, from time to time and at all times hereafter, at the request of the other but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

7.8	Counterparts and Electronic Signatures

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile or other means of electronic communication and all such counterparts, taken together, shall constitute one and the same agreement. Documents executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such scanned and electronic signatures having the same legal effect as original signatures.

7.9	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors, legal representatives and permitted assigns.

7.10	Assignment

No Party may assign their rights under this Agreement without the prior written consent of the other Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SUNDIAL GROWERS INC.

Per:	/s/ [***]
	Name:	[***]
	Title:	[***]

NGBA-BC HOLDINGS LTD.

Per:	/s/ [***]
	Name:	[***]
	Title:	[***]

[***]

Per:	/s/ [***]
	Name:	[***]
	Title:	[***]